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Austin Gold Starts Drilling at Stockade Mountain Project

November 02, 2023

Summary

- AUST has commenced drilling at its Stockade Mountain Project, Malheur County, Oregon;

- AUST is fully funded for the planned exploration program discussed herein.

Vancouver, BC, Canada -- Austin Gold Corp. ("Austin" or the "Company") (NYSE American: AUST) announces that the Company has commenced drilling at its Stockade Mountain Project located in Malheur County, Oregon consisting of 261 unpatented lode mining claims that cover an area of 6,790 acres, approximately 85 kilometers southeast of Burns, Oregon, and 150 kilometers southwest of Boise, Idaho.

The Stockade Mountain Project is a gold and silver exploration-stage project with a history of significant exploration work, most notably by BHP-Utah, Phelps Dodge and Placer Dome in the 1980s and 1990s, followed by twenty years of little to no work. The property is a classic large epithermal/hot springs alteration system associated with rhyolite intrusions and doming focused along a major NW-trending structural corridor. Exploration programs conducted by BHP, Phelps Dodge and Placer Dome included shallow exploration holes targeting bulk tonnage potential, with no efforts to target deeper high-grade gold/silver vein deposits.  Many of these short holes returned significant lengths of strongly anomalous gold mineralization, with the best intercept being 79.2 m (260 ft) averaging 0.937 g/t gold from 45.7 - 125 m (150 - 410 ft). Austin's drilling program is designed to test beneath the known high-level gold/silver-bearing stockworks mineralization for high-grade vein deposits formed deeper in the hydrothermal system.

The drilling program is planned to consist of 4,000 to 5,000 feet in four or five diamond drill (core) holes, each hole to be 800 to 1,500 feet deep. It is expected that the program will take up to eight weeks to complete, with assay results to follow.

Austin Gold Corp. is fully funded for all planned exploration programs.  Austin continues to review other projects that may have exceptional discovery potential for economic gold/silver deposits.

Robert M. Hatch, the Qualified Person for Austin Gold as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the scientific and technical information in this news release.

About Austin Gold Corp.

Austin Gold is a gold exploration company focused on gold targets and making district-scale gold discoveries in the southwestern United States.

Austin Gold has three projects in Nevada. The Kelly Creek Project is located on the Battle Mountain-Eureka (Cortez) gold trend in Humboldt County, the Lone Mountain Project is on the Independence-Jerritt Canyon gold trend in Elko County, and the Miller Project is on the Carlin gold trend in Elko County. Collectively, these Nevada properties comprise approximately 76.2 km2 of unpatented and patented mining claims and mineral tenure.  In Oregon, the Stockade Mountain Project consists of approximately 21.5 km2 of unpatented mining claims situated in a geological environment that appears the same as the nearby Grassy Mountain Deposit that is being permitted for underground mining.

For further information, please contact:

Darcy A. Higgs, Vice President, Business Development

604-644-6580

darcy.higgs@austin.gold

Website: www.austin.gold

Safe Harbor / Forward-Looking Statements

This press release contains "forward-looking information" within the meaning of applicable securities laws that is intended to be covered by the safe harbors created by those laws. "Forward-looking information" includes statements that use forward-looking terminology such as "may", "will", "expect", "anticipate", "believe", "continue", "potential" or the negative thereof or other variations thereof or comparable terminology. Such forward-looking information includes, without limitation, the Company's expectations, strategies and plans for the Kelly Creek Project, the Miller Project, the Stockade Mountain Project, and the Lone Mountain Project including the Company's planned expenditures and exploration activities.

Forward-looking information is not a guarantee of future performance and is based upon a number of estimates and assumptions of management at the date the statements are made. Furthermore, such forward-looking information involves a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance, or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance, or achievements expressed or implied by such forward-looking information.

The Company cautions that there can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, investors should not place undue reliance on forward-looking information.

Except as required by law, the Company does not assume any obligation to release publicly any revisions to forward-looking information contained in this press release to reflect events or circumstances after the date hereof.